 FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

December 5, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 5, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results of 2006 Annual General Meeting.  The Issuer also grants incentive stock options to directors for an aggregate 400,000 common shares at $2.00 for two years.

Item 5.	Full Description of Material Change

The Issuer reports that, at the 2006 annual general meeting held earlier today, Messrs. Maurice F. Strong and Jeffrey A. Pontius were elected, and Messrs. Hendrik Van Alphen, Jerry Pogue and Michael Bartlett were re-elected, as directors of the Issuer.  Profiles of Mr. Strong and Mr. Pontius are as follows:

The Honorable Maurice F. Strong, P.D., O.C., LL.D.

Mr. Strong, a Canadian, has been working for over 30 years at senior levels in business, government and international organizations and now spends most of his time in China.

His current appointments include: Chairman, Cosmos International Group; Vice-Chairman, Chicago Climate Exchange; Chairman, International Advisory Board, CH2M HILL Companies; Honorary Professor, Peking University (Beijing); and Visiting Professor, University of Ottawa (Canada).

Some of Mr. Strong’s past appointments include: Under Secretary General and Special Advisor to the Secretary General of the United Nations; Senior Advisor to the President, World Bank; Chairman and Chief Executive Officer, Ontario Hydro; Member, International Advisory Board, Toyota Motor Corporation

Mr. Strong is a Member of the Queen’s Privy Council for Canada.

Mr. Jeffrey A. Pontius, M.Sc., B.Sc.

Mr. Pontius has over 28 years of geological experience and possesses a distinguished track record of successful discoveries that includes three precious metal deposits.  Significantly, during 1989-1996, as the Exploration Manager of Pikes Peak Mining Company (a subsidiary of NERCO Mineral Co. and Independence Mining Company), Mr. Pontius managed the large district scale exploration program that resulted in the discovery of the Cresson Deposit at Cripple Creek, Colorado, containing over 5 million ounces of gold.  While working as Exploration Manager, he developed an integrated exploration program which focused on both surface bulk mineable and underground high grade target types.

Mr. Pontius spent the past seven years at AngloGold Ashanti (USA) Exploration Inc. (AngloGold), starting as Senior US Exploration Manager and becoming North American Exploration Manager and also a Director of Anglo American (USA) Exploration Inc.  Mr. Pontius was also a member of the regional business development team and provided technical and strategic support for AngloGold’s acquisition program.

During his last four years as US Exploration Manager, Mr. Pontius led the exploration team that spent US$ 10 million developing an extensive database and acquiring all of the AngloGold Alaskan mineral projects that were recently vended into International Tower Hill Mines Ltd., a public company trading on the TSX Venture Exchange.  In connection with the sale, Mr. Pontius left AngloGold to become the President and Chief Executive Officer of ITH and continue the Alaskan exploration programs he started at AngloGold.

Mr. Pontius holds a Masters Degree from the University of Idaho (Economic Geology), a BSc. from Huxley College of Environmental Studies (Environmental Science) and a BSc. from Western Washington University (Geology).

All resolutions placed before the shareholders at the 2006 AGM, including the required yearly approval of the Issuer’s 2004 Incentive Stock Option Plan, were passed unanimously.  Messrs. STS Partners LLP were re-appointed as auditors for the Issuer for the fiscal year ended November 30, 2007.

The directors have appointed the following officers for the ensuing year:

Hendrik Van Alphen

-

President and Chief Executive Officer

Michael Kinley, CA

-

Chief Financial Officer

Lawrence Talbot, LLB

-

Vice-President & General Counsel

Marla Ritchie

-

Corporate Secretary

Grant of Incentive Stock Options

The Issuer further reports that, pursuant to its 2004 Incentive Stock Option Plan, it has granted incentive stock options to Messrs. Strong and Pontius, the new directors of the Issuer, to purchase up to an aggregate 400,000 common shares in the capital stock of the Issuer.  The options are exercisable on or before December 5, 2008 at a price of $2.00 per share, and are subject to the required yearly acceptance for filing of the 2004 Plan by the TSX Venture Exchange.

For further details on the Issuer readers are referred to the Issuer’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Marla K. Ritchie, Corporate Secretary

Business Telephone No.:  (604) 331-0096, Ext. 236

Item 9.	Date of Report

December 6, 2006